FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of April 1, 2025

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö  Form 40-F___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' 2024 Annual Report filed with the Luxembourg Stock Exchange (which includes the consolidated management report containing the financial and non-financial information (or sustainability statement) required by applicable law; the related management certifications on the consolidated financial statements as of and for the year ended 31st December 2024, and on the annual accounts as at 31st December 2024; and the external auditors’ reports on such consolidated financial statements, annual accounts and sustainability statement).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2025

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Annual Report 2024